UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___________)*

ANALYSTS INTERNATIONAL CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

032681207
(CUSIP Number)

August 28, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☒ Rule 13d-1(b) ☐ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
HEARTLAND ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
WISCONSIN, U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 478,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 478,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON IA

1	NAMES OF REPORTING PERSONS
William J. Nasgovitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 478,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 478,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 478,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON IN

Preliminary Statement:

This Schedule 13G is filed by Heartland Advisors, Inc. (“HAI”) and William J. Nasgovitz, solely as the control person of HAI (together, the "Reporting Persons”) and amends, supplements and replaces in its entirety the Schedule 13D filed on May 20, 2013, as previously amended (the “Schedule 13D”), by the Reporting Persons relating to shares of Common Stock of Analysts International Corp. (the “Issuer”). The Schedule 13D had superseded a Schedule 13G previously filed by the Reporting Persons relating to the Common Stock of the Issuer. As part of a proposed acquisition of all shares of Common Stock of the Issuer by American CyberSystems Inc. (which was announced on August 28, 2013), the Reporting Persons determined that they no longer hold any shares of Common Stock of the Issuer with any purpose, or with the effect of, changing or influencing control of the Issuer or in connection with or as a participant in any transaction having that purpose or effect. In accordance with Rule 13d-1(h), the Reporting Persons accordingly determined to again report their beneficial ownership of shares of Common Stock of the Issuer on Schedule 13G.

Item 1.

(a)	Name of Issuer: ANALYSTS INTERNATIONAL CORPORATION

(b)	Address of Issuer’s Principal Executive Offices: 7700 France Avenue S Minneapolis, MN 55435

Item 2.

(a)	Name of Persons Filing: (1) Heartland Advisors, Inc. (2) William J. Nasgovitz

(b)	Address of Principal Business Office: All reporting persons may be contacted at: 789 North Water Street Milwaukee, WI 53202

(c)	Citizenship: Heartland Advisors, Inc. is a Wisconsin corporation. William J. Nasgovitz is a United States citizen.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 032681207

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

(a)		Broker or dealer registered under Section 15 of the Act;

(b)		Bank as defined in Section 3(a)(6) of the Act;

(c)		Insurance company as defined in Section 3(a)(19) of the Act;

(d)		Investment company registered under Section 8 of the Investment Company Act;

(e)	X	*Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)		Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	X	*Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)		Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)		Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)		Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

*The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, Chairman and control person of Heartland Advisors, Inc. The reporting persons do not admit that they constitute a group.

Item 4.	Ownership

(a) Amount beneficially owned:

478,000 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Act by (1) Heartland Advisors, Inc. by virtue of its investment discretion and voting authority granted by certain clients, which may be revoked at any time; and (2) William J. Nasgovitz by virtue of his control of Heartland Advisors, Inc.

Mr. Nasgovitz disclaims beneficial ownership of any shares reported on the Schedule.

(b) Percent of Class: 9.3%

(c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-9 of the Cover Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The clients of Heartland Advisors, Inc., a registered investment adviser, including an investment company registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. The Heartland Value Fund, a series of the Heartland Group, Inc., a registered investment company, owns 478,000 shares or 9.3% of the class of securities reported herein. Any remaining shares disclosed in this filing are owned by various other accounts managed by Heartland Advisors, Inc. on a discretionary basis. To the best of Heartland Advisors' knowledge, none of the other accounts owns more than 5% of the outstanding stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not Applicable

Item 10.	Certification.

By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquire and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 30, 2013

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ VINITA K. PAUL	By: /s/ VINITA K. PAUL
As Attorney in Fact for	Vice President, General Counsel and CCO
William J. Nasgovitz

EXHIBIT INDEX

Exhibit 1           Joint Filing Agreement

Exhibit 2           Power of Attorney

EXHIBIT 1 – JOINT FILING AGREEMENT

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule 13G (including amendments thereto) with respect to the common stock, $0.10 par value, of ANALYSTS INTERNATIONAL CORPORATION and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 30th day of August, 2013.

WILLIAM J. NASGOVITZ	HEARTLAND ADVISORS, INC.

By: /s/ VINITA K. PAUL	By: /s/ VINITA K. PAUL
Vinita K. Paul	Vinita K. Paul
As Attorney in Fact for William J. Nasgovitz	Vice President, General Counsel and CCO
(Pursuant to Power of Attorney attached as Exhibit 2)

EXHIBIT 2 – POWER OF ATTORNEY

POWER OF ATTORNEY

For Executing Forms 3, 4 and 5 and Schedule 13G/13D

Know all by these present, that the undersigned constitutes and appoints each of Paul T. Beste and Vinita K. Paul, signing singly, his true and lawful attorney-in-fact to:

(1)	execute for and on behalf of the undersigned Forms 3, 4 and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Act”) and the rules thereunder;

(2)	execute for and on behalf of the undersigned filings on Schedule 13G and Schedule 13D in accordance with Section 13(d) of the Act;

(3)	do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete the execution of any such Forms 3, 4 or 5 or Schedules 13D and 13G and the timely filing of such forms with the United States Securities and Exchange Commission and any other authority; and

(4)	take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to the Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in his or her discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such attorney-in-fact might or could do if personally present, with full power of substitution or revocation, cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13(d) of the Act and the rules thereunder.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 6th day of December, 2012.

/s/ William J. Nasgovitz

William J. Nasgovitz